

March 25, 2025

Oz Adler
Chief Executive Officer
SciSparc Ltd.
20 Raul Wallenberg Street, Tower A
Tel Aviv 6971916 Israel

> **Re: SciSparc Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed March 11, 2025**
> **File No. 333-282351**

Dear Oz Adler:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-4 Filed March 11, 2025

Unaudited Pro Forma Condensed Combined Financial Information, page 220

1. You disclose on page 139 that your shareholders will be asked to approve a framework to allow the SciSparc board of directors, in its discretion, to effect one or more reverse splits of SciSparc's issued and outstanding ordinary shares, within 18 months from the Special Meeting, at a range of up to a ratio of 1:100. Please tell us your considerations for reflecting this reverse stock split in your pro forma financial statements. If the reverse stock split is structured in such a manner that significantly different results may occur, provide additional pro forma presentations which give effect to the range of possible results. Refer to Rules 11-01(a)(8) and 11-02(a)(10) of Regulation S-X.

<u>Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, page 222</u>

2.   You state on page 220 that your unaudited pro forma condensed combined statements of comprehensive loss for the year ended December 31, 2023 and for the six month period ended June 30, 2024 give effect to the acquisition as if it had been completed January 1, 2023. Please tell us your basis to present the transaction accounting adjustment 4(c) to record the income statement impact of the difference between the estimated acquisition consideration to be paid and the net equity of AutoMax as of June 30, 2024 in the six month period ended June 30, 2024, when you have already reflected this income statement impact in your unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2023.

<u>General</u>

3.   We note that you have entered into an additional loan agreement and deed of assignment. Please revise to add a Question and Answer regarding the terms of each and the ongoing payment obligations by AutoMax, both before and after consummation of the Merger.

        Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Howard Berkenblit, Esq.